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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]  Merger
      [ ]  Liquidation
      [ ]  Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]  Election of status as a Business Development Company (Note:
           Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Short-Term Investments Trust II

3.    Securities and Exchange Commission File No.: 811-22259

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X] Initial Application     [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      11 Greenway Plaza, Suite 100
      Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Melanie Ringold, Esq.
      Invesco Aim Advisors, Inc.
      11 Greenway Plaza, Suite 100
      Houston, Texas 77046-1173
      (713) 214-5770
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7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Invesco Aim Advisors, Inc.
      11 Greenway Plaza, Suite 100
      Houston, Texas 77046-1173
      (713) 626-1919

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

            [X]  Management company;
            [ ]  Unit investment trust; or
            [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

            [X]  Open-end          [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

      The fund is organized as a Delaware statutory trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Invesco Aim Advisors, Inc., the fund's investment adviser, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

      Invesco Asset Management Deutschland GmbH, a sub-advisor to the fund, is located at Bleichstrasse 60-62,Frankfurt, Germany 60313.

      Invesco Asset Management Limited, a sub-advisor to the fund, is located at 30 Finsbury Square, London, United Kingdom, EC2A 1AG ENGLAND.

      Invesco Asset Management (Japan) Ltd., a sub-advisor to the fund, is located at Shiroyama Trust Tower, 25th Floor, 3-1, Toranoman 4-chome, Minato-Ku, Tokyo, Japan 105-6025.

      Invesco Australia Limited, a sub-advisor to the fund, is located at 333 Collins Street, Level 26, Melbourne Vic 3000, Australia.

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      Invesco Global Asset Management (N.A.), Inc., a sub-advisor to the fund, is located at
      1555 Peachtree Street, N.E.,Atlanta, Georgia 30309.

      Invesco Hong Kong Limited, a sub-advisor to the fund, is located at Three Pacific Place, 32nd Floor, 1 Queen's Road East, Hong Kong.

      Invesco Institutional (N.A.), Inc., a sub-advisor to the fund, is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

      Invesco Senior Secured Management, Inc., a sub-advisor to the fund, is located at 1166 Avenue of the Americas, New York, New York 10036.

      Invesco Trimark, Ltd., a sub-advisor to the fund, is located at 5140 Yonge Street, Suite 900 Toronto, Ontario, Canada M2N 6X7.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Invesco Aim Distributors, Inc., the fund's principal underwriter, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

      The fund is not a UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [ ] Yes   [X] No

            If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-______

                  Business Address:

15.  (a)    Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or
            Abandonment of Registration?
            [X]  Yes    [ ]  No

            If Yes, state the date on which the board vote took place:
            December 4, 2008

            If No, explain:


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     (b)    Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
            [ ]  Yes          [X]  No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain: The Merger was between affiliated registered investment companies as allowed under Rule 17a-8 of the Investment Company Act of 1940.
            Certain conditions of Rule 17a-8 were met so that a shareholder vote was not required by the Investment Company Act of 1940. The fund's governing documents do not otherwise require approval from shareholders.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]  Yes    [ ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions:

            December 8, 2008

      (b)   Were the distributions made on the basis of net assets?

            [X]  Yes    [ ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]  Yes    [ ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ]  Yes   [ ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            Not applicable.


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17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ]  Yes   [ ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

      Not Applicable.

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

            [X]  Yes    [ ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ]  Yes   [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?
            (See question 18 above)

            [ ]  Yes   [X]  No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b)   Why has the fund retained the remaining assets?
      (c)   Will the remaining assets be invested in securities?

            [ ]  Yes   [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ]  Yes   [X]  No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?


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IV.   INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:
            (i)   Legal expenses:
            (ii)  Accounting expenses:
            (iii) Other expenses (list and identify separately):
            (iv)  Total expenses (sum of lines (i)--(iii) above):

            All expenses, including legal, accounting and other expenses, in connection with the Merger were paid by Invesco Aim Advisors, Inc.

      (b)   How were those expenses allocated?

            Expenses associated with the merger transaction were allocated to Invesco Aim Advisors, Inc.

      (c)   Who paid those expenses?

            See Item 22(a) above.

      (d)   How did the fund pay for unamortized expenses (if any)?

            There were not unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [ ]  Yes   [X]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ]  Yes   [X]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ]  Yes   [X]  No

      If Yes, describe the nature and extent of those activities:


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VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger: Short-Term
            Investments Trust (Liquid Assets Portfolio II was reorganized into
            Liquid Assets Portfolio, a series portfolio of Short-Term
            Investments Trust)

      (b) State the Investment Company Act file number of the fund surviving the Merger: (i) 811-02729 -- Short-Term Investments Trust.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            Agreements and Plans of Reorganization have not been filed with the Commission.

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

            Attached to this form is the Agreement and Plan of Reorganization by and between Short-Term Investments Trust II, on behalf of Liquid Assets Portfolio II, Short-Term Investments Trust, on behalf of Liquid Assets Portfolio, and Invesco Aim Advisors, Inc.


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                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Short-Term Investments Trust II, (ii) he is the Senior Vice President of Short-Term Investments Trust II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                          /s/ John M. Zerr
                                          ----------------------------------
                                          John M. Zerr,
                                          Senior Vice President, Chief Legal
                                          Officer and Secretary
                                          Short-Term Investments Trust II



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